THE SOURLIS LAW FIRM
                      Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*			214 Broad Street
Philip Magri, Esq.+				Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #			(732) 530-9007 Fax (732) 530-9008
 						www.SourlisLaw.com
* Licensed in NJ				Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

        ______________________________________________________________

VIA EDGAR CORRESPONDENCE

December 2, 2010

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005
Attn:	Beverly A. Singleton - Staff Accountant

RE:	Casino Players, Inc.
 	Form 8-K Filed November 19, 2010
 	File No.: 333-138251

Dear Ms. Singleton:

Below please find our responses to the Staff's comment letter, dated December 1, 2010 (the "Comment Letter"), regarding the above-captioned matter. Also, please be advised that the Company has filed Amendment No. 1 to the Form 8-K today via the EDGAR system.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

					Very truly yours,

					/s/ Virginia K. Sourlis


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Item 4.01 Changes in Registrant's Certifying Accountant

1.	Please revise the first paragraph to clarify that Larry O'Donnell, CPA,
P.C. (the "Former Auditor") "resigned" as your independent auditors as of the effective date of November 18, 2010. In this regard please delete the language that you "terminated" your engagement. See Item 304(a)(1)(i) of Regulation S-K.

Response:

We have revised the disclosure.

2.	See the second paragraph.  Please expand to include a newly inserted sentence that discloses whether the Former Auditors' report on your financial statement for either of the past two years (i.e., December 31, 2009 and December 31, 2008) contained an adverse opinion or a disclaimer of opinion principles; and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. See Item 304(a)(1)(ii) of Regulation S-K.

Response:

We have revised the disclosure.

3.	An updated Exhibit 16.1 letter from Larry O'Donnell, CPA, P.C. should be filed with the amended Item 4.01 Form 8-K indicating whether or not they agree with your revised disclosures. The amendment should be filed immediately.
You should also file a separate response letter to us that addresses our comments and responds to the following acknowledgement.

Response:

We have included an updated Exhibit 16.1.


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                                  CERTIFICATE

I, William G. Forhan, the Chief Executive Officer and Chairman of Casino Players, Inc., a Nevada corporation (the "Company"), does hereby certify as to the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company's Form 8-K/A Amendment No. 1 (the "Filing");

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In Witness Whereof, the undersigned has signed this Certificate this 2nd day of December.

 						CASINO PLAYERS, INC.


						By: /s/ William G. Forhan
						William G. Forhan
						CEO and Chairman


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